UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934

                                   Amendment No. 1

                                     EMCO LIMITED
                                   (Name of Issuer)


                                     COMMON STOCK
                            (Title of Class of Securities)


                                      290839109
                                    (CUSIP Number)


               Check the following box if a fee is being paid with this
          statement (   ).































                                     SCHEDULE 13G
                                   Amendment No. 1

                                     EMCO LIMITED
                                   (Name of Issuer)

                                     COMMON STOCK
                            (Title of Class of Securities)

                                      290839109
                                    (CUSIP Number)


          (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

               Trimark Financial Corporation

          (2)  Check the Appropriate Box if a Member of a Group

               (a)
               (b)  (x)

          (3)  SEC Use Only


          (4)  Citizenship or Place of Organization

               Trimark Financial Corporation is a corporation incorporated under the laws of Ontario, Canada


          Number of   (5)   Sole Voting Power        NIL shares
          Shares
          Benefici-   (6)   Shared Voting Power          NIL
          ally Owned
          by Each     (7)   Sole Dispositive Power   NIL shares
          Reporting
          Person With (8)   Shared Dispositive Power     NIL


          (9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                         NIL shares


          (10) Check if the Aggregate Amount in Row (9) Excludes Certain
               Shares

                         Not applicable

          (11) Percent of Class Represented by Amount in Row 9













                          NIL  % of outstanding common shares

          (12) Type of Reporting Person           HC  (see item 2A)


                                      Item 1(a)

          Name of Issuer:     Emco Limited




                                      Item 1(b)

          Address of Issuer's Principal Executive Offices:

               620 Richmond Street
               P.O. Box 5252
               London, Ontario N6A 4L6
               Canada


                                      Item 2(a)

          Name of Person Filing:

          Certain Trimark mutual funds (the "Funds"), which are trusts organized under the laws of Ontario, Canada, are owners of record of the securities covered by this report. Trimark Investment Management Inc. ("TIMI"), a corporation incorporated under the laws of Canada, is a manager and trustee of the Funds. TIMI is qualified to act as an investment adviser and manager of the Funds in the province of Ontario pursuant to a registration under the Securities Act (Ontario). Trimark Financial Corporation ("TFC") is a corporation incorporated under the laws of Ontario, Canada. It owns 100% of the voting equity securities of TIMI. Consequently, TFC may be deemed to be the beneficial owner of such securities.



                                      Item 2(b)

          Address of Principal Business Office:

                               One First Canadian Place
                               Suite 5600, P.O. Box 487
                                   Toronto, Ontario
                                       M5X 1E5

                                    (416) 362-7181















                                      Item 2(c)

          Citizenship:

               Trimark Financial Corporation - Incorporated under the laws of Ontario, Canada
               Trimark Investment Management Inc. - Incorporated under the laws of Canada
               Trimark mutual funds - mutual fund trusts organized under
                    the laws on Ontario


                                      Item 2(d)

          Title of Class of Securities: common stock



                                      Item 2(e)

          CUSIP Number:       290839109



                                        Item 3

          If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a)  (   )     Broker or Dealer registered under Section 15
                              of the Act

               (b)  (   )     Bank as defined in section 3(a) (6) of the
                              Act

               (c)  (   )     Insurance Company as defined in section
                              3(a)(19) of the Act

               (d)  (   )     Investment Company registered under section 8
                              of the Investment
                              Company Act

               (e)  (   )     Investment Adviser registered under section
                              203 of the Investment
                              Advisers Act of 1940

               (f)  (   )     Employee Benefit Plan, Pension Fund which is
                              subject to the provisions of the Employee
                              Retirement Income Security Act of 1974 or
                              Endowment Fund; see 240.13d-1(b) (1) (ii)(F)

               (g)  (x )      Parent Holding Company, in accordance with
                              240.13d-1(b) (ii)(G) (Note:  See Item 7)












               (h)  (   )     Group, in accordance with 240.13d-1(b)
                              (ii)(H)

                              (see item 2A)


                                        Item 4

          Ownership.

               (a)  Amount Beneficially Owned*:

                         NIL  shares

               (b)  Percent of Class:

                         NIL  %

               (c)  Number of shares as to which such person has*:

                (i)      sole power to vote or to direct the vote: (TFC)
                         NIL
                (ii)     shared power to vote or to direct the vote: NIL
               (iii) sole power to dispose or to direct the disposition of: (TFC) NIL
                (iv) shared power to dispose or to direct the disposition of: NIL

                         *    (see item 2(a))





                                        Item 5

          Ownership of Five Percent or Less of a Class

               (x)



                                        Item 6

          Ownership of More than Five Percent on Behalf of Another Person

               Inapplicable



                                        Item 7

          Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding












          Company.

               See item 2(a)



                                        Item 8

          Identification and Classification of Members of the Group.

               Inapplicable



                                        Item 9

          Notice of Dissolution of Group.

               Inapplicable




                                       Item 10

          Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Signature.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:     February 5, 1997


          Signature:

          Name/Title:         Michael Kevin Feeney, Chief Financial
                              Officer, on behalf of Trimark Financial
                              Corporation in its capacity as a "Reporting
                              Person" herein.

                              Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).